SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 8-A/A

AMENDMENT NO. 7 TO REGISTRATION STATEMENT ON FORM 8-A (FILE No. 0-25566)

ASML Holding N.V. (Exact name of Registrant as specified in its Charter)

The Netherlands (State of Incorporation or Organization)	None (I.R.S. Employer Identification No.)

De Run 6501, 5504 DR Veldhoven, The Netherlands

(Address of principal executive office)

If this form relates to the registration of a class of securities pursuant to Section 12 (b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. __	If this form relates to the registration of a class of securities pursuant to Section 12 (g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. _X_

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value Euro 0.02 per share

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

The securities to be registered hereby are the ordinary shares, nominal value Euro 0.02 per share (the “Ordinary Shares”), of ASML Holding N.V. (the “Company”). On March 21, 2004, the Supervisory Board, the Priority Shareholders and the General Meeting of Shareholders of the Company approved amendments to the Company’s articles of association, primarily incorporating best practices and other provisions of the Dutch Corporate governance code, adopted on December 9, 2003. The amendments to the articles of association are summarized below.

Certain amendments establish a four-year maximum period of appointment for members of the Supervisory Board and the Board of Management (other than members of the Board of Management appointed prior to March 31, 2004, who do not have a fixed term), although members of the Supervisory Board and Board of Management may be reappointed. The age limit of 72 years for members of the Supervisory Board has been removed. Other amendments require that the compensation policy of Board of Management members be adopted by the general meeting of shareholders upon a proposal of the Supervisory Board, and that the members of the Supervisory Board may be granted any shares or rights to acquire shares as compensation. Other amendments require that the Company indemnify members of the Board of Management and Supervisory Board against liabilities (including legal expenses) incurred due to acts or omissions in acting in such capacity except (i) to the extent a court in the Netherlands irrevocably establishes that such acts or omissions are the result of willful misconduct or intentional recklessness (unless the denial of indemnification or reimbursement of expenses would be, in view of all circumstances, contrary to reasonableness and fairness) and (ii) to the extent such losses are reimbursed by insurance.

Amendments relating to Supervisory Board supervision of the Board of Management include: a requirement that the Board of Management inform the Supervisory Board, in writing, of the Company’s principles of strategic policy, general financial risks and management and control system; and the addition of a Board of Management obligation to submit to the Supervisory Board for approval the operational and financial objectives of the Company, the strategy designed to achieve those objectives, and the parameters to be applied in implementing that strategy. Other amendments require the Supervisory Board to prepare a profile for its size and composition, taking into account the nature of the Company’s business, activities and the desired expertise of the Supervisory Board members.

Other amendments require that the agenda of the General Meeting of Shareholders include a discussion of the Company’s reserves and dividend policy and justification of any proposal to pay a dividend and any discharge of members of the Board of Management or Supervisory Board, and all substantial changes in the Company’s corporate governance structure during the past year.

Other amendments require that the Board of Management and the Supervisory Board inform the shareholders, through explanatory notes to the meeting agenda, of all facts and circumstances relevant to the proposals on the agenda. Such explanatory notes must now be published on the Company’s website. In addition, the minutes of the General Meeting must now be made available to shareholders, on request, no later than three months after the end of the meeting, after which the shareholders shall have a three-month opportunity to comment on the minutes.

The Board of Management must also now explain, in a separate chapter of the annual report, the principles of the corporate governance structure of the Company.

The shareholders approved these amendments to the articles of association on March 21, 2004. These amendments became effective on March 31, 2004. An unofficial English translation of the Amended and Restated Articles of Association, dated March 31, 2004 is set forth in Exhibit 1.1 hereto.

Item 2. Exhibits

1.1	Unofficial English Translation of the Amended and Restated Articles of Association, dated March 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML Holding N.V. (Registrant)
Date:	June 9, 2004	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink Executive Vice President Chief Financial Officer

Exhibit Index

Exhibit	Description
1.1	Unofficial English Translation of the Amended Articles of Association and Restated Articles of Association, dated March 31, 2004